Rule 12g3-2(b) File No. 82-34825

19.02.2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

08000867

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

SUPPL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Cenk Göksan
Investor Relations
Senior Vice President

Arbil Öztozlu
Investor Relations
Manager

PROCESSED
FEB 26 2008
THOMSON
FINANCIAL

Enclosures;

1. 31-12-2007 Consolidated Financial Results (TRY)
2. 31-12-2007 Consolidated Financial Results (USD)
3. Earnings Presentation for YE 2007

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)

AKBANK T.A.Ş.

CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of YTL)

	ASSETS	Disc.	CURRENT PERIOD (31/12/2007)			PRIOR PERIOD (31/12/2006)		
			TC	FC	Total	TC	FC	Total
I.	CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY	(I-a)	402,714	2,359,742	2,762,456	1,494,836	3,062,533	4,557,369
II.	FINANCIAL ASSETS WHERE FAIR VALUE CHANGE IS REFLECTED TO INCO	(I-b)	86,253	4,808,880	4,895,133	111,019	6,593,265	6,704,284
2.1	Financial assets held for trading		51,853	4,761,998	4,813,851	84,101	6,524,360	6,608,461
2.1.1	Public sector debt securities		45,965	4,761,998	4,807,963	36,336	6,524,360	6,560,696
2.1.2	Securities representing a share in capital		4,637	-	4,637	47,273	-	47,273
2.1.3	Other marketable securities		1,251	-	1,251	492	-	492
2.2	Financial assets where fair value change is reflected to income statement		-	-	-	-	-	-
2.2.1	Public sector debt securities		-	-	-	-	-	-
2.2.2	Securities representing a share in capital		-	-	-	-	-	-
2.2.3	Other marketable securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		34,400	46,882	81,282	26,918	68,905	95,823
III.	BANKS	(I-c)	26,470	1,543,695	1,570,165	31,002	2,789,563	2,820,565
IV.	MONEY MARKET SECURITIES		2,547	-	2,547	9	-	9
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		2,547	-	2,547	9	-	9
V.	FINANCIAL ASSETS AVAILABLE FOR SALE (Net)	(I-d)	16,765,191	4,217,440	20,982,631	11,037,037	3,464,256	14,501,293
5.1	Securities representing a share in capital		6,721	110	6,831	5,521	110	5,631
5.2	Public sector debt securities		16,758,470	4,131,310	20,889,780	11,031,516	3,412,308	14,443,824
5.3	Other marketable securities		-	86,020	86,020	-	51,838	51,838
VI.	LOANS	(I-e)	25,764,399	14,117,729	39,882,128	19,717,755	10,594,895	30,312,650
6.1	Loans		25,764,399	14,117,729	39,882,128	19,717,755	10,594,895	30,312,650
6.1.1	Loans granted to the Bank's risk group		267,057	668,453	935,510	105,485	627,977	733,462
6.1.2	Other		25,497,342	13,449,276	38,946,618	19,612,270	9,966,918	29,579,188
6.2	Loans under follow-up		961,981	45,647	1,007,628	564,306	31,498	595,804
6.3	Specific provisions (-)		961,981	45,647	1,007,628	564,306	31,498	595,804
VII.	FACTORING RECEIVABLES		-	-	-	-	-	-
VIII.	INVESTMENTS HELD TO MATURITY (Net)		-	-	-	-	-	-
8.1	Public sector debt securities		-	-	-	-	-	-
8.2	Other marketable securities		-	-	-	-	-	-
IX.	INVESTMENTS AND ASSOCIATES (Net)	(I-g)	-	-	-	-	-	-
9.1	Accounted with equity method		-	-	-	-	-	-
9.2	Non-consolidated investments and associates		-	-	-	-	-	-
9.2.1	Financial investments and associates		-	-	-	-	-	-
9.2.2	Non-financial investments and associates		-	-	-	-	-	-
X.	SUBSIDIARIES (Net)	(I-h)	22,762	36	22,798	18,225	34	18,259
10.1	Non-consolidated financial subsidiaries		22,762	36	22,798	18,225	34	18,259
10.2	Non-consolidated non-financial subsidiaries		-	-	-	-	-	-
XI.	JOINT VENTURES (BUSINESS PARTNERS) (Net)		-	-	-	-	-	-
11.1	Accounted with equity method		-	-	-	-	-	-
11.2	Non-consolidated joint ventures		-	-	-	-	-	-
11.2.1	Financial joint ventures		-	-	-	-	-	-
11.2.2	Non-financial joint ventures		-	-	-	-	-	-
XII.	RECEIVABLES FROM LEASING TRANSACTIONS (Net)	(I-i)	209,186	440,310	649,496	179,321	307,892	487,213
12.1	Finance lease receivables		267,601	500,480	768,081	230,797	346,825	577,622
12.2	Operational leasing receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		58,415	60,170	118,585	51,476	38,933	90,409
XIII.	DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGING		-	-	-	-	-	-
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	-	-	-	-	-
13.3	Hedges for investments made in foreign countries		-	-	-	-	-	-
XIV.	PROPERTY AND EQUIPMENT (Net)	(I-j)	708,868	5,970	714,838	704,618	6,197	710,815
XV.	INTANGIBLE ASSETS [Net]	(I-k)	47,465	181	47,646	34,696	140	34,836
15.1	Goodwill		-	-	-	-	-	-
15.2	Other		47,465	181	47,646	34,696	140	34,836
XVI.	REAL ESTATES FOR INVESTMENT PURPOSE (Net)		-	-	-	-	-	-
XVII.	ASSETS FOR TAX		16,339	1,519	17,858	1,736	192	1,928
17.1	Current assets for tax		-	-	-	-	-	-
17.2	Deferred assets for tax	(I-m)	16,339	1,519	17,858	1,736	192	1,928
XVIII.	PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS (Net)	(I-n)	3,650	-	3,650	3,279	-	3,279
18.1	Held for sale purpose		3,650	-	3,650	3,279	-	3,279
18.2	Held from terminated operations		-	-	-	-	-	-
XIX.	OTHER ASSETS	(I-o)	487,667	64,022	551,689	100,364	67,287	167,651
	TOTAL ASSETS		44,543,511	27,559,524	72,103,035	33,433,897	26,886,254	60,320,151

(Tetkik İmza / Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2007 AND 31 DECEMBER 2006
(Amounts are expressed in thousands of YTL)

	LIABILITIES	Disc.	CURRENT PERIOD (31/12/2007)			PRIOR PERIOD (31/12/2006)		
			TC	FC	Total	TC	FC	Total
I.	**DEPOSITS**	(II-a)	**25,318,894**	**18,315,727**	**43,634,621**	**19,195,667**	**16,763,054**	**35,958,721**
1.1	Deposits held by the Bank's risk group		534,308	698,227	1,232,535	514,236	371,058	885,294
1.2	Other		24,784,586	17,617,500	42,402,086	18,681,431	16,391,996	35,073,427
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(II-b)	**56,840**	**48,751**	**105,591**	**16,756**	**48,429**	**65,185**
III.	**FUNDS BORROWED**	(II-c)	**174,727**	**9,316,394**	**9,491,121**	**158,642**	**9,780,152**	**9,938,794**
IV.	**INTERBANK MONEY MARKET**		**4,439,577**	**498,125**	**4,937,702**	**4,962,118**	**317,174**	**5,279,292**
4.1	Interbank money market payables		25,012	129,011	154,023	41,064	-	41,064
4.2	Istanbul Stock Exchange money market payables		-	-	-	-	-	-
4.3	Funds provided under repurchase agreements		4,414,565	369,114	4,783,679	4,921,054	317,174	5,238,228
V.	**MARKETABLE SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**935,032**	**21,044**	**956,076**	**770,193**	**27,446**	**797,639**
VIII.	**OTHER EXTERNAL RESOURCES**	(II-d)	**1,373,297**	**114,020**	**1,487,317**	**293,949**	**178,761**	**472,710**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**LEASING TRANSACTONS PAYABLES**		-	-	-	-	-	-
10.1	Finance leasing payables		-	-	-	-	-	-
10.2	Operational leasing payables		-	-	-	-	-	-
10.3	Other		-	-	-	-	-	-
10.4	Deferred finance leasing expenses (-)		-	-	-	-	-	-
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR HEDGING**		-	-	-	-	-	-
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	-	-	-	-	-
11.3	Hedges for investments made in foreign countries		-	-	-	-	-	-
XII.	**PROVISIONS**	(II-e)	**409,213**	**115,208**	**524,421**	**358,323**	**15,972**	**374,295**
12.1	General provisions		187,190	106,435	293,625	181,240	12,138	193,378
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserves for employee benefit		63,383	-	63,383	55,051	-	55,051
12.4	Insurance technical reserves (Net)		-	-	-	-	-	-
12.5	Other provisions		158,640	8,773	167,413	122,032	3,834	125,866
XIII.	**LIABILITIES FOR TAX**	(II-f)	**285,134**	**48,598**	**333,732**	**201,222**	**47,707**	**248,929**
13.1	Current - Liabilities for tax		285,134	8,854	293,988	200,392	4,788	205,180
13.2	Deferred - Liabilities for tax		-	39,744	39,744	830	42,919	43,749
XIV.	**LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS**		-	-	-	-	-	-
14.1	Held for sale purpose		-	-	-	-	-	-
14.2	Held from terminated operations		-	-	-	-	-	-
XV.	**SUBORDINATED LOANS**		-	-	-	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	(II-g)	**10,658,724**	**(26,270)**	**10,632,454**	**7,167,159**	**17,427**	**7,184,586**
16.1	Paid-in capital		3,000,000	-	3,000,000	2,200,000	-	2,200,000
16.2	Supplementary capital		3,813,171	(26,270)	3,786,901	2,055,460	17,427	2,072,887
16.2.1	Share premium		1,700,000	-	1,700,000	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Valuation changes of marketable securities	(II-h)	207,279	(26,270)	181,009	(146,435)	17,427	(129,008)
16.2.4	Revaluation changes of property and equipment		-	-	-	-	-	-
16.2.5	Revaluation changes of intangible assets		-	-	-	-	-	-
16.2.6	Revaluation changes of real estates for investment purpose		-	-	-	-	-	-
16.2.7	Free shares from investment and associates, subsidiaries and joint ventures (business partners)		-	-	-	-	-	-
16.2.8	Hedging funds (Active part)		-	-	-	-	-	-
16.2.9	Value increase in property and equipment held for sale purpose and held from terminated operations		-	-	-	-	-	-
16.2.10	Other capital reserves		1,905,892	-	1,905,892	2,201,895	-	2,201,895
16.3	Profit reserves		1,821,178	-	1,821,178	1,223,505	-	1,223,505
16.3.1	Legal reserves		526,433	-	526,433	382,801	-	382,801
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,310,787	-	1,310,787	816,263	-	816,263
16.3.4	Other profit reserves		(16,042)	-	(16,042)	24,441	-	24,441
16.4	Profit or loss		2,024,136	-	2,024,136	1,586,124	-	1,586,124
16.4.1	Prior year income/loss		(16,524)	-	(16,524)	5,979	-	5,979
16.4.2	Current year income/loss		2,040,660	-	2,040,660	1,580,145	-	1,580,145
16.5	Minority share	(II-i)	239	-	239	102,070	-	102,070
	TOTAL LIABILITIES		**43,651,438**	**28,451,597**	**72,103,035**	**33,124,029**	**27,196,122**	**60,320,151**

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006
(Amounts are expressed in thousands of YTL)

	INCOME STATEMENT	Disc.	CURRENT PERIOD (01/01-31/12/2007)	PRIOR PERIOD (01/01-31/12/2006)
I.	**INTEREST INCOME**	(III-a)	**8,798,972**	**6,862,617**
1.1	Interest on loans	(III-a-1)	5,318,792	4,049,394
1.2	Interest received from reserve deposits		29,509	18,648
1.3	Interest received from banks	(III-a-2)	292,962	246,704
1.4	Interest received from money market transactions		18,337	2,693
1.5	Interest received from marketable securities portfolio	(III-a-3)	3,028,796	2,481,409
1.5.1	Financial assets held for trading		392,412	553,486
1.5.2	Financial assets where value change is reflected to income statement		-	-
1.5.3	Financial assets available for sale		2,636,384	1,893,201
1.5.4	Investments held to maturity		-	34,722
1.6	Finance lease income		72,939	49,295
1.7	Other interest income		37,637	14,474
II.	**INTEREST EXPENSES**	(III-b)	**5,423,042**	**4,191,859**
2.1	Interest on deposits	(III-b-3)	4,038,937	3,232,697
2.2	Interest on funds borrowed	(III-b-1)	573,517	517,235
2.3	Interest on money market transactions		783,461	431,945
2.4	Interest on securities issued		-	-
2.5	Other interest expenses		27,127	9,982
III.	**NET INTEREST INCOME/EXPENSES (I - II)**		**3,375,930**	**2,670,758**
IV.	**NET FEES AND COMMISSIONS INCOME/EXPENSES**		**984,123**	**801,368**
4.1	Fees and commissions received		1,211,730	1,001,764
4.1.1	Non-cash loans		46,541	42,819
4.1.2	Other		1,165,189	958,945
4.2	Fees and commissions paid		227,607	200,396
4.2.1	Non-cash loans		136	798
4.2.2	Other		227,471	199,598
V.	**DIVIDEND INCOME**	(III-c)	**11,496**	**9,171**
VI.	**TRADING PROFIT/LOSS (Net)**	(III-d)	**150,626**	**70,453**
6.1	Profit/loss on trading account securities		(15,917)	151,848
6.2	Foreign exchange profit/loss		166,543	(81,395)
VII.	**OTHER OPERATING INCOME**	(III-e)	**511,460**	**473,944**
VIII.	**TOTAL OPERATING INCOME/EXPENSES (III+IV+V+VI+VII)**		**5,033,635**	**4,025,694**
IX.	**PROVISION FOR LOAN OR OTHER RECEIVABLES LOSSES (-)**	(III-f)	**735,948**	**438,707**
X.	**OTHER OPERATING EXPENSES (-)**	(III-g)	**1,772,672**	**1,649,179**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**2,525,015**	**1,937,808**
XII.	**SURPLUS WRITTEN AS GAIN AFTER MERGER**		-	-
XIII.	**PROFIT/LOSS FROM EQUITY METHOD APPLIED SUBSIDIARIES**		-	-
XIV.	**NET MONETORY POSITION GAIN/LOSS**		-	-
XV.	**PROFIT/LOSS BEFORE TAXES FROM CONTINUING OPERATIONS (XI+...+XIV)**		**2,525,015**	**1,937,808**
XVI.	**PROVISION FOR TAXES ON INCOME FROM CONTINUING OPERATIONS (±)**	(III-i)	**484,586**	**353,267**
16.1	Current tax provision		504,897	359,282
16.2	Deferred tax provision		(20,311)	(6,015)
XVII.	**NET PROFIT/LOSS FROM CONTINUING OPERATIONS (XV±XVI)**		**2,040,429**	**1,584,541**
XVIII.	**INCOME FROM TERMINATED OPERATIONS**		-	-
18.1	Property and equipment income held for sale		-	-
18.2	Sale profits from associates, subsidiaries and joint ventures (business partners)		-	-
18.3	Other income from terminated operations		-	-
XIX.	**EXPENSES FROM TERMINATED OPERATIONS (-)**		-	-
19.1	Property and equipment expense held for sale		-	-
19.2	Sale losses from associates, subsidiaries and joint ventures (business partners)		-	-
19.3	Other expenses from terminated operations		-	-
XX.	**PROFIT/LOSS BEFORE TAXES FROM TERMINATED OPERATIONS (XVIII-XIX)**		-	-
XXI.	**PROVISION FOR TAXES ON INCOME FROM TERMINATED OPERATIONS (±)**		-	-
21.1	Current tax provision		-	-
21.2	Deferred tax provision		-	-
XXII.	**NET PROFIT/LOSS FROM TERMINATED OPERATIONS (XX±XXI)**		-	-
XXIII.	**NET PROFIT/LOSSES (XVII+XXII)**		**2,040,429**	**1,584,541**
23.1	**Group's profit/loss**		**2,040,660**	**1,580,145**
23.2	Minority shares	(III-h)	(231)	4,396
	Earnings/Losses per share		**0.00680**	**0.00575**

(Yetkili Imza / Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2007 AND 31 DECEMBER 2006
(Amounts are expressed in millions of USD)

	ASSETS	CURRENT PERIOD (31/12/2007)			PRIOR PERIOD (31/12/2006)		
		TC	FC	Total	TC	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	**347**	**2,036**	**2,383**	**1,056**	**2,165**	**3,221**
II.	**FINANCIAL ASSETS WHERE FAIR VALUE CHANGE IS REFLECTED TO INC**	**75**	**4,147**	**4,222**	**78**	**4,660**	**4,738**
2.1	Financial assets held for trading	45	4,107	4,152	59	4,611	4,670
2.1.1	Public sector debt securities	40	4,107	4,147	26	4,611	4,637
2.1.2	Securities representing a share in capital	4	-	4	33	-	33
2.1.3	Other marketable securities	1	-	1	-	-	-
2.2	Financial assets where fair value change is reflected to income statement	-	-	-	-	-	-
2.2.1	Public sector debt securities	-	-	-	-	-	-
2.2.2	Securities representing a share in capital	-	-	-	-	-	-
2.2.3	Other marketable securities	-	-	-	-	-	-
2.3	Derivative financial assets held for trading	30	40	70	19	49	68
III.	**BANKS**	**23**	**1,332**	**1,355**	**22**	**1,971**	**1,993**
IV.	**MONEY MARKET SECURITIES**	**2**	**-**	**2**	**-**	**-**	**-**
4.1	Interbank money market placements	-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements	-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	2	-	2	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE FOR SALE (Net)**	**14,461**	**3,638**	**18,099**	**7,800**	**2,449**	**10,249**
5.1	Securities representing a share in capital	6	-	6	4	-	4
5.2	Public sector debt securities	14,455	3,564	18,019	7,796	2,412	10,208
5.3	Other marketable securities	-	74	74	-	37	37
VI.	**LOANS**	**22,224**	**12,178**	**34,402**	**13,935**	**7,487**	**21,422**
6.1	Loans	22,224	12,178	34,402	13,935	7,487	21,422
6.1.1	Loans granted to the Bank's risk group	230	577	807	75	443	518
6.1.2	Other	21,994	11,601	33,595	13,860	7,044	20,904
6.2	Loans under follow-up	830	39	869	399	22	421
6.3	Specific provisions (-)	830	39	869	399	22	421
VII.	**FACTORING RECEIVABLES**	-	-	-	-	-	-
VIII.	**INVESTMENTS HELD TO MATURITY (Net)**	-	-	-	-	-	-
8.1	Public sector debt securities	-	-	-	-	-	-
8.2	Other marketable securities	-	-	-	-	-	-
IX.	**INVESTMENTS AND ASSOCIATES (Net)**	-	-	-	-	-	-
9.1	Accounted with equity method	-	-	-	-	-	-
9.2	Non-consolidated investments and associates	-	-	-	-	-	-
9.2.1	Financial investments and associates	-	-	-	-	-	-
9.2.2	Non-financial investments and associates	-	-	-	-	-	-
X.	**SUBSIDIARIES (Net)**	**20**	**-**	**20**	**13**	**-**	**13**
10.1	Non-consolidated financial subsidiaries	20	-	20	13	-	13
10.2	Non-consolidated non-financial subsidiaries	-	-	-	-	-	-
XI.	**JOINT VENTURES (BUSINESS PARTNERS) (Net)**	-	-	-	-	-	-
11.1	Accounted with equity method	-	-	-	-	-	-
11.2	Non-consolidated joint ventures	-	-	-	-	-	-
11.2.1	Financial joint ventures	-	-	-	-	-	-
11.2.2	Non-financial joint ventures	-	-	-	-	-	-
XII.	**RECEIVABLES FROM LEASING TRANSACTIONS (Net)**	**180**	**380**	**560**	**127**	**217**	**344**
12.1	Finance lease receivables	230	432	662	163	245	408
12.2	Operational leasing receivables	-	-	-	-	-	-
12.3	Others	-	-	-	-	-	-
12.4	Unearned income (-)	50	52	102	36	28	64
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGING**	-	-	-	-	-	-
13.1	Fair value hedges	-	-	-	-	-	-
13.2	Cash flow hedges	-	-	-	-	-	-
13.3	Hedges for investments made in foreign countries	-	-	-	-	-	-
XIV.	**PROPERTY AND EQUIPMENT (Net)**	**612**	**5**	**617**	**498**	**4**	**502**
XV.	**INTANGIBLE ASSETS [Net]**	**41**	**-**	**41**	**25**	**-**	**25**
15.1	Goodwill	-	-	-	-	-	-
15.2	Other	41	-	41	25	-	25
XVI.	**REAL ESTATES FOR INVESTMENT PURPOSE (Net)**	-	-	-	-	-	-
XVII.	**ASSETS FOR TAX**	**14**	**1**	**15**	**1**	**-**	**1**
17.1	Current assets for tax	-	-	-	-	-	-
17.2	Deferred assets for tax	14	1	15	1	-	1
XVIII.	**PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS (Net)**	**3**	**-**	**3**	**2**	**-**	**2**
18.1	Held for sale purpose	3	-	3	2	-	2
18.2	Held from terminated operations	-	-	-	-	-	-
XIX.	**OTHER ASSETS**	**421**	**55**	**476**	**71**	**48**	**119**
	TOTAL ASSETS	38,423	23,772	62,195	23,628	19,001	42,629

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2007 AND 31 DECEMBER 2006
(Amounts are expressed in millions of USD)

	LIABILITIES	CURRENT PERIOD (31/12/2007)			PRIOR PERIOD (31/12/2006)		
		TC	FC	Total	TC	FC	Total
I.	**DEPOSITS**	**21,839**	**15,800**	**37,639**	**13,566**	**11,847**	**25,413**
1.1	Deposits held by the Bank's risk group	461	602	1,063	363	263	626
1.2	Other	21,378	15,198	36,576	13,203	11,584	24,787
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	**49**	**42**	**91**	**12**	**34**	**46**
III.	**FUNDS BORROWED**	**151**	**8,036**	**8,187**	**112**	**6,912**	**7,024**
IV.	**INTERBANK MONEY MARKET**	**3,830**	**429**	**4,259**	**3,507**	**224**	**3,731**
4.1	Interbank money market payables	22	111	133	29	-	29
4.2	Istanbul Stock Exchange money market payables	-	-	-	-	-	-
4.3	Funds provided under repurchase agreements	3,808	318	4,126	3,478	224	3,702
V.	**MARKETABLE SECURITIES ISSUED (Net)**	-	-	-	-	-	-
5.1	Bills	-	-	-	-	-	-
5.2	Asset backed securities	-	-	-	-	-	-
5.3	Bonds	-	-	-	-	-	-
VI.	**FUNDS**	-	-	-	-	-	-
6.1	Borrower funds	-	-	-	-	-	-
6 2	Other	-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**	**807**	**18**	**825**	**544**	**20**	**564**
VIII.	**OTHER EXTERNAL RESOURCES**	**1,185**	**98**	**1,283**	**207**	**126**	**333**
IX.	**FACTORING PAYABLES**	-	-	-	-	-	-
X.	**LEASING TRANSACTONS PAYABLES**	-	-	-	-	-	-
10 1	Finance leasing payables	-	-	-	-	-	-
10 2	Operational leasing payables	-	-	-	-	-	-
10.3	Other	-	-	-	-	-	-
10 4	Deferred finance leasing expenses (-)	-	-	-	-	-	-
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR HEDGING**	-	-	-	-	-	-
11.1	Fair value hedges	-	-	-	-	-	-
11.2	Cash flow hedges	-	-	-	-	-	-
11.3	Hedges for investments made in foreign countries	-	-	-	-	-	-
XII.	**PROVISIONS**	**352**	**100**	**452**	**253**	**12**	**265**
12.1	General provisions	161	92	253	128	9	137
12.2	Restructuring reserves	-	-	-	-	-	-
12.3	Reserves for employee benefit	55	-	55	39	-	39
12.4	Insurance technical reserves (Net)	-	-	-	-	-	-
12.5	Other provisions	136	8	144	86	3	89
XIII.	**LIABILITIES FOR TAX**	**246**	**42**	**288**	**143**	**33**	**176**
13.1	Current - Liabilities for tax	246	8	254	142	3	145
13.2	Deferred - Liabilities for tax	-	34	34	1	30	31
XIV.	**LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND HELD FROM TERMINATED OPERATIONS**	-	-	-	-	-	-
14.1	Held for sale purpose	-	-	-	-	-	-
14 2	Held from terminated operations	-	-	-	-	-	-
XV.	**SUBORDINATED LOANS**	-	-	-	-	-	-
XVI.	**SHAREHOLDERS' EQUITY**	**9,194**	**(23)**	**9,171**	**5,065**	**12**	**5,077**
16.1	Paid-in capital	2,588	-	2,588	1,555	-	1,555
16 2	Supplementary capital	3,289	(23)	3,266	1,453	12	1,465
16.2.1	Share premium	1,466	-	1,466	-	-	-
16.2 2	Share cancellation profits	-	-	-	-	-	-
16.2.3	Valuation changes of marketable securities	179	(23)	156	(103)	12	(91)
16.2.4	Revaluation changes of property and equipment	-	-	-	-	-	-
16.2.5	Revaluation changes of intangible assets	-	-	-	-	-	-
16 2 6	Revaluation changes of real estates for investment purpose	-	-	-	-	-	-
16.2.7	Free shares from investment and associates, subsidiaries and joint ventures (business partners)	-	-	-	-	-	-
16.2.8	Hedging funds (Active part)	-	-	-	-	-	-
16.2.9	Value increase in property and equipment held for sale purpose and held from terminated operations	-	-	-	-	-	-
16 2.10	Other capital reserves	1,644	-	1,644	1,556	-	1,556
16 3	Profit reserves	1,571	-	1,571	864	-	864
16.3.1	Legal reserves	454	-	454	271	-	271
16.3.2	Status reserves	-	-	-	-	-	-
16 3.3	Extraordinary reserves	1,131	-	1,131	576	-	576
16 3.4	Other profit reserves	(14)	-	(14)	17	-	17
16 4	Profit or loss	1,746	-	1,746	1,121	-	1,121
16 4.1	Prior year income/loss	(14)	-	(14)	4	-	4
16 4.2	Current year income/loss	1,760	-	1,760	1,117	-	1,117
16.5	Minority share	-	-	-	72	-	72
	TOTAL LIABILITIES	**37,653**	**24,542**	**62,195**	**23,409**	**19,220**	**42,629**

(Yetkili İmza / Kaşe)

AKBANK T.A.Ş.
CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006
(Amounts are expressed in millions of USD)

	INCOME STATEMENT	CURRENT PERIOD (01/01-31/12/2007)	PRIOR PERIOD (01/01-31/12/2006)
I.	INTEREST INCOME	7,590	4,850
1.1	Interest on loans	4,588	2,862
1.2	Interest received from reserve deposits	25	13
1.3	Interest received from banks	253	174
1.4	Interest received from money market transactions	16	2
1.5	Interest received from marketable securities portfolio	2,613	1,754
1.5.1	Financial assets held for trading	338	391
1.5.2	Financial assets where value change is reflected to income statement	-	-
1.5.3	Financial assets available for sale	2,275	1,338
1.5.4	Investments held to maturity	-	25
1.6	Finance lease income	63	35
1.7	Other interest income	32	10
II.	INTEREST EXPENSES	4,678	2,963
2.1	Interest on deposits	3,484	2,285
2.2	Interest on funds borrowed	495	366
2.3	Interest on money market transactions	676	305
2.4	Interest on securities issued	-	-
2.5	Other interest expenses	23	7
III.	NET INTEREST INCOME/EXPENSES (I - II)	2,912	1,887
IV.	NET FEES AND COMMISSIONS INCOME/EXPENSES	849	566
4.1	Fees and commissions received	1,045	708
4.1.1	Non-cash loans	40	30
4.1.2	Other	1,005	678
4.2	Fees and commissions paid	196	142
4.2.1	Non-cash loans	-	1
4.2.2	Other	196	141
V.	DIVIDEND INCOME	10	6
VI.	TRADING PROFIT/LOSS (Net)	130	50
6.1	Profit/loss on trading account securities	(14)	108
6.2	Foreign exchange profit/loss	144	(58)
VII.	OTHER OPERATING INCOME	441	336
VIII.	TOTAL OPERATING INCOME/EXPENSES (III+IV+V+VI+VII)	4,342	2,845
IX.	PROVISION FOR LOAN OR OTHER RECEIVABLES LOSSES (-)	635	310
X.	OTHER OPERATING EXPENSES (-)	1,529	1,165
XI.	NET OPERATING PROFIT/LOSS (VIII-IX-X)	2,178	1,370
XII.	SURPLUS WRITTEN AS GAIN AFTER MERGER	-	-
XIII.	PROFIT/LOSS FROM EQUITY METHOD APPLIED SUBSIDIARIES	-	-
XIV.	NET MONETORY POSITION GAIN/LOSS	-	-
XV.	PROFIT/LOSS BEFORE TAXES FROM CONTINUING OPERATIONS (XI+...+XIV)	2,178	1,370
XVI.	PROVISION FOR TAXES ON INCOME FROM CONTINUING OPERATIONS (±)	418	250
16.1	Current tax provision	436	254
16.2	Deferred tax provision	(18)	(4)
XVII.	NET PROFIT/LOSS FROM CONTINUING OPERATIONS (XV±XVI)	1,760	1,120
XVIII.	INCOME FROM TERMINATED OPERATIONS	-	-
18.1	Property and equipment income held for sale	-	-
18.2	Sale profits from associates, subsidiaries and joint ventures (business partners)	-	-
18.3	Other income from terminated operations	-	-
XIX.	EXPENSES FROM TERMINATED OPERATIONS (-)	-	-
19.1	Property and equipment expense held for sale	-	-
19.2	Sale losses from associates, subsidiaries and joint ventures (business partners)	-	-
19.3	Other expenses from terminated operations	-	-
XX.	PROFIT/LOSS BEFORE TAXES FROM TERMINATED OPERATIONS (XVIII-XIX)	-	-
XXI.	PROVISION FOR TAXES ON INCOME FROM TERMINATED OPERATIONS (±)	-	-
21.1	Current tax provision	-	-
21.2	Deferred tax provision	-	-
XXII.	NET PROFIT/LOSS FROM TERMINATED OPERATIONS (XX±XXI)	-	-
XXIII.	NET PROFIT/LOSSES (XVII+XXII)	1,760	1,120
23.1	Group's profit/loss	1,760	1,117
23.2	Minority shares	-	3
	Earnings/Losses per share	0.00001	0.00000

(Yetkili İmza / Kaşe)

YE07 Consolidated Financial Results

February 15, 2008

AKBANK

Highlights

- Total assets increased 20% y-o-y
- Growth in loan portfolio is 32% y-o-y versus 26% sector's loan growth
- Growth in deposits is 21% y-o-y versus 20% growth in sector deposits
- Net commission income grew 23% y-o-y, driven by the strong growth in credit card and other banking transaction commissions
- Net profit reached TRY 2,041mn (USD 1,760mn), ROAE of 22%

Highlights

Total Assets (TRY billion)


60.3
67.9
72.1
2006
Sept'07
2007

Loans (TRY billion)


13.0%
13.0%
13.4%
30.3
35.9
39.9
2006
Sept'07
2007
Volume (TRY Billion)
Market share**

Deposits (TRY billion)


11.0%
11.7%
11.6%
36.0
41.5
43.6
2006
Sept'07
2007
Volume (TRY Billion)
Market share**

Net Profit* (TRY million)


1,580
29%
2,041
2006
2007

* Net profit figures include tax credit and gain on sale of investments of TRY 281mn as well as loss related with a tax dispute of TRY 57mn for 2007; totalling TRY 224mn as one off gains (TRY 182mn for 2006)

** Market shares are according to bank only figures due to unavailability of consolidated sector data

Yields & Cost of Funding*

Average Yields & Cost of Funds of Major TL Assets

	YE06	3Q07	YE07
Average Interest Yield on Loans	25.9%	25.2%	24.1%
Average Interest Yield on Sec.	18.5%	19.3%	19.1%
Average Cost of Funding	17.5%	16.6%	15.6%

Average Yields & Cost of Funds of Major FX Assets

	YE06	3Q07	YE07
Average Interest Yield on Loans	6.8%	6.5%	6.5%
Average Interest Yield on Sec.	7.0%	7.0%	6.6%
Average Cost of Funding	4.6%	4.5%	4.3%

	YE06	3Q07	YE07
NIM	4.8%	5.1%	5.3%

- Quarterly NIM increased to 5.6% versus 4.9% in 3Q

* All rates are compounded and annualized

Profitability

Profitability performance (TRY mn.)	2006	2007	change
Interest on loans	4,049	5,319	31%
Interest on securities	2,481	3,029	22%
Net interest income	2,671	3,376	26%
Net fee income	801	984	23%
Net income*	1,580	2,041	29%
ROAA (%)*	**2.7%**	**3.0%**	
ROAE (%)*	**24.1%**	**21.9%**	

- Higher yielding loan growth is the main contributor to strong growth in interest income

* For 2007, includes TRY 224mn of tax credit and gain on sale of investments as well as loss related with a tax dispute

For 2006, includes gain on sale of investments of TRY 182mn

Ratios

Balance sheet performance	2006	2007
Loans / Total Assets	50.3%	55.3%
Securities /Total Assets	35.2%	35.9%
Loans / Deposits	84.3%	91.4%
Deposits / Total Assets	59.6%	60.5%
NPL	1.9%	2.5%
NPL cost for the period	1.1%	1.4%
Capital Adequacy Ratio (Basel II)	15.2%	19.1%

Consumer loan growth in 2007 is mainly driven by general purpose loans



Breakdown of Loans
85%
3%
4%
8%
15%
31%
18%
21%
30%
34%
15%
19%
32%
66%
2002
2006
2007
Consumer
Small Business
Commercial
Corporate

Retail Banking - consumer loans

Personal



Consumer Loans[1] (TRY mn.)
43%y-o-y
6,110
2,962
1,295
1,853
7,904
3,674
1,199
3,031
8,764
4,029
1,341
3,394
2006
Sept'07
2007
General purpose
Auto loans
Mortgage



Spreads of Consumer Loans
3.1
2.8
Dec'06
Dec'07

- General purpose loan growth of 83% y-o-y vis-a-vis sector's loan growth of 67% and an increase in market share by 120bps to 11.6%, are a result of improved distribution capability
- Akbank's market shares in consumer loans and mortgage loans are 13.2% and 12.9% respectively
- Market share in car loans increased to 22.4% from 20.0%
- NPL ratio is 2.2%, NPL cost for the period is 1.5%

[1] Numbers represent direct lending to individuals, excluding credit cards

AKBANK

Retail Banking - credit cards

Personal



Credit Card Loans
14.5
14.3
14.5
3,121
3,528
3,830
2006
Sept'07
2007



Spreads of Credit Cards
16.9
14.1
Dec'06
Dec'07



Credit Cards Quarterly Issuing Volume
14.0%
14.2%
14.1%
3,815
4,855
5,173
3Q06
3Q07
4Q07

Volume (TRY mn.) Market shares
Spreads

- 22.7% growth in credit card loans y-o-y
- NPL ratio is 6.9%, NPL cost for the period is 1.9%
- Fall in spread mainly related to fall in the revolve rate and partially the interest rates

AKBANK

Retail Banking - small business



Small Business Loans[1] (TRY mn.)
27% y-o-y
5,959
6,785
7,568
2006
Sept'07
2007
Excluding accrued interest
Only 2% in FX

- Continues to provide the highest spread after credit cards
- Cross-sell ratio is 3.6x
- NPL ratio is 4.5%, NPL cost for the period is 2.8%



Spreads of Small Business Loans
8.5
8.9
Dec'06
Dec'07

- Special credit packages for;
  - Certain sectors and regions (pharmaceuticals, agriculture, tourism etc.)
  - Dealer networks of corporate clients (ie. Microsoft, IBM, Bosch, Arçelik)

[1] Small business loans given to companies with sales turnover <TRY 10 mn are granted by the retail banking unit

Commercial Banking


Commercial

Commercial Loans[1]


3% y-o-y
73% y-o-y
2.47
2.58
2.54
1.83
2.39
3.16
YE06
Sept07
YE07
YE06
Sept07
YE07
TL cash loans
(TRY bn.)
FX cash loans
(USD bn.)

Excluding accrued interest

- 46 commercial banking centers
- Cross sell ratio is 3.7x
- NPL ratio is 2.7%, NPL cost for the period is 1.9%

Spreads of Commercial Loans


3.5
3.4
Dec'06
Dec'07

- Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like cash management services and foreign trade products

[1] Medium size companies with sales turnover btw. TRY 10-85 mn are serviced through our commercial banking unit

Corporate Banking


Corporate Banking (TRY mn.)
38% y-o-y
7,867
1,463
7,456
9,725
1,716
9,307
10,846
1,603
10,477
2006
Sept'07
2007
Corporate Loans
Project Finance
Excluding accrued interest

- The growth of corporate loans in US dolar terms is 67% y-o-y
- Investment and acquisition financing supports growth in corporate loans
- Cross-sell ratio is 3.4x
- NPL ratio is 0.1%, NPL cost for the period is 0%

Private Banking


Private Banking Assets (USD mn.)
39% y-o-y
5,965
7,400
8,283
2006
Sept'07
2007

- Broadened range of domestic and international investment products
- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.5x

Composition of securities



Composition of securities (TRY bn.)
16.8
9.0
62%
38%
47%
53%
Fixed
Floating
TL
FX

- 99.7% of TL securities are carried under available-for-sale, profits and losses being booked under equity
- Approx. TRY 181mn. mark to market gains regarding the AFS portfolio have been reflected in equity

AKBANK

Income statement - composition of interest income

Composition of interest income (TRY bn.)



28% y-o-y
6.9
8.8
59%
36%
5%
60%
34%
6%
Growth
31% y-o-y
22% y-o-y
2006
2007
Other
From securities
From Loans

- Growth in higher yielding loans has a major impact on the composition of interest income

Net fees and commissions

Net Fees & Commissions (TRY mn.)



801
984
23%
2006
2007

Fees and commissions revenue contribution



Money transfer fees 2%
Asset management fees 11%
Non-cash loans 4%
7% Consumer loan related
26% Merchant commissions
33% Credit cards commissions
17% Other

- Net fee and commission income growth is mainly due to the rapid growth in credit card and other banking transaction commissions
- We will continue to implement and increase fees in all product areas

Improving fee income ratios in line with targets



Net fees & commissions/operating expense
49
49
59
2005
2006
2007

* After the adjustment of loss related with a tax dispute of TRY 57 mn



Net fees & commissions/operating income
19
22
24
2005
2006
2007*

* After the adjustment of tax credit and gain on sale of investments of TRY 281 mn

- We have already reached our medium term fee to income target level of 25% and we are seeking to increase it further

Based on consolidated figures

AKBANK

Operating costs



Composition of operating costs (TRY mn.)
515
152
72
135
148
8
454
164
52
121
99
18
490
171
65
55
182
17
4Q06
3Q07
4Q07
Employee costs
Rent, repair & maintenance, amortisation
Marketing and advertisement
Other*
SDIF premium

* Other costs include sundry taxes and duties, heating, lighting etc.
In 4Q07, "other" also included TRY57mn payment to the tax authorities related with a tax dispute.
Decrease in marketing and advertisement costs in 4Q07 is due to reversal of certain unused or expired customer bonus milage liabilities and accounting change for prepaid marketing costs

Based on consolidated figures

Efficiency ratios



Operating expense/average assets (%)
3.0
2.8
2.6
2005
2006
2007

* After the adjustment of loss related with a tax dispute of TRY 57mn



Cost/income (%)
38.4
44.7
40.8
2005
2006
2007*

* After the adjustment of tax credit and gain on sale of investments of TRY 281mn as well as the loss related with a tax dispute of TRY 57mn

- Targeted network & sales force growth and marketing expenses have continued to increase operating costs

Based on consolidated figures

Movements of 'specific debt provisions' and 'general provisions'

Consolidated (TRY mn.)	Specific Debt Provisions	General Provisions	Total
Balance at the beginning of period, 1 January 2007	**596**	**193**	**789**
Net provision charges in current period	625	101	726
Collections of previous years' provisions (-)	(144)	-	(144)
Write-offs (-)	(69)	-	(69)
Balance at the end of period, 31 December 2007	**1,008**	**294**	**1,302**

Income statement summary



Income statement summary (2007, TRY million)
3,376
984
151
524
-736
-1,773
-485
2,041
NII
Net fees income
Net trading income
Other income
Provisions
Operating expense
Tax
Net income

Balance sheet highlights

Consolidated (TRY mn.)	2006	2007	Shares (%) 2006	Shares (%) 2007	Change (%)
TOTAL ASSETS	**60,320**	**72,103**			**20**
Cash and Due from Banks	7,378	4,335	12	6	-41
Securities	21,206	25,878	35	36	22
Loans	30,313	39,882	50	55	32
TOTAL LIABILITIES	**53,135**	**61,471**			**16**
Deposits	35,959	43,635	60	61	21
Funds Borrowed	9,939	9,491	16	13	-5
TOTAL EQUITY	**7,185**	**10,632**	12	15	**49**

Income statement highlights

Consolidated (TRY mn.)	2006	2007	Change (%)
Interest Income	6,863	8,799	28
Interest Expense	(4,192)	(5,423)	29
Net Interest Income	**2,671**	**3,376**	**26**
FX Gain (Loss), Net	(81)	167	-
Provision for Loan Losses	(374)	(625)	67
Net Interest Income after FX, Income/Loss & NPL Prov.	**2,216**	**2,918**	**32**
Fees and Commissions (Net)	801	984	23
Profit on Trading Securities (Net)	152	(16)	-
Operating Profit	**4,026**	**5,034**	**25**
Operating Expenses	(1,649)	(1,773)	7
Income Before Tax	**1,938**	**2,525**	**30**
Tax	(353)	(485)	37
Net Income	**1,580**	**2,041**	**29**

Balance sheet highlights in USD

Consolidated (USD mn.*)	2006	2007	Shares (%) 2006	Shares (%) 2007
TOTAL ASSETS	**42,629**	**62,195**		
Cash and Due from Banks	5,214	3,739	12	6
Securities	14,987	22,322	35	36
Loans	21,423	34,402	50	55
TOTAL LIABILITIES	**37,551**	**53,024**		
Deposits	25,413	37,639	60	61
Funds Borrowed	7,024	8,187	16	13
TOTAL EQUITY	**5,077**	**9,171**	12	15

** Figures are stated with exchange rates effective at respective dates*

Income statement highlights in USD

Consolidated (USD mn.*)	2006	2007
Interest Income	4,850	7,590
Interest Expense	(2,962)	(4,678)
Net Interest Income	**1,888**	**2,912**
FX Gain (Loss), Net	(58)	144
Provision for Loan Losses	(265)	(539)
Net Interest Income after FX, Income/Loss & NPL Prov.	**1,565**	**2,517**
Fees and Commissions (Net)	566	849
Profit on Trading Securities (Net)	107	(14)
Operating Profit	**2,845**	**4,342**
Operating Expenses	(1,165)	(1,529)
Income Before Tax	**1,369**	**2,178**
Tax	(250)	(418)
Net Income	**1,117**	**1,760**

** Figures are stated with exchange rates effective at respective dates*

AKBANK

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